Exhibit 99.6

28.6 Certificate of Author – James Gemmell

I, James Gemmell, BSc, Pr Eng, do hereby certify that:

I am a Study Manager for DRA Projects (PTY) Limited (DRA).

This certificate applies to the technical report titled "Bilboes Gold Project Feasibility Study" (the ''Technical Report") with an effective date of 15 December 2021.

I am a graduate of the University of Strathclyde, Glasgow, Scotland with a Bachelor of Science Degree in Mechanical Engineering. I have worked as a Study Manager for a total of 10 years and 2 months since joining DRA.

I am a member of the Engineering Council of South Africa (No. 20070154).

I have read the definition of "Qualified Person" set out in National instrument 43-101 (NI 43- 101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be, a "Qualified Person" for the purposes of NI 43-101.

I am the co-ordinating author of the Technical Report, and co-author responsible specifically for Sections 1, 2, 3, 4, 5, 6, 18 (excluding 18.1, 18.2 and 18.7), 21, 22, 25, 26, 27 and 28.

Sections 19, 23 and 24, were prepared by Bilboes Holdings (Private) Limited. Sections 18.1, 18.2, 18.17 and 20 were completed by SLR Consulting Limited. Sections not listed above were completed by the other Qualified Persons.

I have not visited the property but have visited reviewed all technical documentation available for the project to date.

I have not had prior involvement with the property that is the subject of the Technical Report.

I have read NI 43-101; the sections of the Technical Report I am responsible for have been prepared in compliance with that instrument and form.

As of the Effective Date, to the best of my knowledge, information and belief, the sections of the Technical Report I am responsible for contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.